UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: CROSSMARK ETF TRUST

Address of Principal Office (No. & Street, City, State, Zip Code):

15375 Memorial Drive, Suite 200,

Houston, Texas 77079

Telephone Number (including area code):

(713) 260-9000

Name and address of agent for service of process:

Jim A. Coppedge

15375 Memorial Dr.,

Suite 200

Houston, TX 77079

With copies of Notices and Communications to:

John Marten

Vedder Price P.C.

222 N. LaSalle Street

Chicago, Illinois 60601

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES ☒   NO ☐

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this Notification of Registration to be duly signed on its behalf in the City of Houston and State of Texas on the 31st day of March, 2025.

CROSSMARK ETF TRUST

By:	/s/ JIM A. COPPEDGE
Jim A. Coppedge
Initial Trustee

ATTEST:

By:	/s/ JAMES JACOBY
Name: James Jacoby
Title: Chief Operating Officer, Crossmark Global Investments, Inc.